SEC 19006100

SEC Mail Processing FEB 28 2019 Washington, DC

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52424

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Starlight Funding Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1307 Bonita Ave
(No. and Street)

Berkeley	CA	94709
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maria Dembski 510-527-6954
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC
(Name – *if individual, state last, first, middle name*)

16418 Beewood Glen Dr.	Sugar Land	TX	77498
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ED. RMS

OATH OR AFFIRMATION

I, Maria Dembski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Starlight Funding Investments, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHYENNE MEYERS
Notary Public, State of Texas
Comm. Expires 06-26-2022
Notary ID 131619462

Signature

Maria Dembski, CFO
Title

02/15/2019
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STARLIGHT FUNDING INVESTMENTS, LLC

Financial Statements and Supplemental Schedules

For the Year Ended December 31, 2018

CONTENTS

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	2
Statement of Financial Condition	3
Statement of Operating Loss	4
Statement of Changes in Member's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 9

SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17A-5

Computation of Net Capital	10
Reconciliation of Computation of Net Capital	11
Statement Regarding Changes in Liabilities Subordinated to Claims of General Claims	12
Statement Regarding the Exemption from Reserve Requirements and Possession and Control Requirements	13

Report of Independent Registered Public Accounting Firm	14
Exemption Report	15

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Starlight Funding Investments LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Starlight Funding Investments LLC as of December 31, 2018, the related statements of income, changes in member's equity, and cash flows for the 2018 then ended, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Starlight Funding Investments LLC as of December 31, 2018 and the results of its operations and its cash flows for the 2018 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Starlight Funding Investments LLC's management. Our responsibility is to express an opinion on Starlight Funding Investments LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Starlight Funding Investments LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III on the pages 10-13 has been subjected to audit procedures performed in conjunction with the audit of Starlight Funding Investments LLC's financial statements. The supplemental information is the responsibility of Starlight Funding Investments LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Starlight Funding Investments LLC's auditor since 2019.

Sugar Land, Texas

Feb 25, 2019

Starlight Funding Investments
Statement of Financial Condition
As of December 31, 2018

ASSETS	
Cash	$ 16,031
Accounts receivable	-
Prepaid expenses	2,296
TOTAL ASSETS	$ 18,327
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable	$ 386
TOTAL LIABILITIES	386
Member's Equity	17,941
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 18,327

The footnotes are an integral part of the financial statements.

Starlight Funding Investments, LLC
Statement of Operating Loss
Year Ended December 31, 2018

Revenue		
Consulting Income	$	215
Advisory Fee Income	$	-
Private Palcements	$	209,600
Success Fee Income	$	100,718
Other		5,971
TOTAL REVENUE		316,504
Expenses		
Commissions expense		268,988
Licensing and registration		4,954
Occupancy		875
Professional fees		29,333
Other expenses		14,356
TOTAL EXPENSES		318,506
NET LOSS	$	(2,002)

The footnotes are an integral part of the financial statements.

Starlight Funding Investments
Statement of Changes in Members' Equity
Year Ended December 31, 2018

	Total
Balances at December 31, 2017	$ 24,291
Contributions from member - cash	6,000
Member Distribution	(10,348)
Net Loss	(2,002)
Balances at December 31, 2018	$ 17,941

The footnotes are an integral part of the financial statements.

Starlight Funding Investments

Statement of Cash Flows

Year Ended December 31, 2018

	TOTAL
OPERATING ACTIVITIES	
Net Loss	$ (2,002)
Adjustments to reconcile net income to net cash provided by (used in) operations:	
Accounts Receivable - Non-customer	45,318
Accounts receivables others	0
Prepaid Expenses	756
Accrued Professional Fees	15
Accounts Payable	(37,854)
Total adjustments to reconcile Net Income to Net Cash provided by	8,234
Net cash provided by (used in) operating activities	$ 6,232
FINANCING ACTIVITIES	
Member Capital	6,000
Member Distribution	(10,348)
Net cash provided by financing activities	($4,348)
Net cash increase for period	$ 1,885
Cash at beginning of period	$ 14,146
Cash at end of period	$ 16,031

The footnotes are an integral part of the financials statements.

STARLIGHT FUNDING INVESTMENTS, LLC
Notes to Financial Statements
December 31, 2018

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Starlight Funding Investments, LLC, (Company), was organized in the State of Texas on November 30, 1999. The Company has adopted a calendar year.

The Company, located in Berkley, CA, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA.

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, or perform custodial functions relating to customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognitions of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

The company recognizes revenue from commission generated from facilitating the placement of equity and debt instruments, completion of mergers and acquisitions, and providing financial services for its clients. Revenues are recognized when earned.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Income Taxes

The company was formed as a limited liability company and elected to be treated as a sole proprietorship for federal income tax purposes.

Concentrations

The company specializes in mergers and acquisitions, private capital formations, fairness opinions and business valuations.

Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2018, through February 25, 2019, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $15,645, which was $10,645 in excess of its net capital requirement of $5,000. The Company's net capital ratio was .02 to 1.

Note 3 - Possession of Control Requirements

The Company does not have any possession or control of customer's funds or securities. There was no material inadequacies in the procedures followed in adhering to the exemptive provision. Of SEC Rule 15c-3-3(k)(2)(i).

Note 4 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects in the various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results, of operations, or cash flows of the Company.

Note 5 - Rent

The rent expense was $875.00 in 2018. The amount represented the lease cost of the office space.

STARLIGHT FUNDING INVESTMENTS, LLC
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2018

Computation of Net Capital	
Total member's equity qualified for net capital	$ 17,941
Deductions and/or charges	
Non-allowable assets:	
Accounts Receivable	-
Prepaid expenses	2,296
Net Capital	$ 15,645
Aggregate indebtedness	
Accounts payable	$ 386
Total aggregate indebtedness	$ 386
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 10,645
Ratio of aggregate indebtedness to net capital	.02 to 1

See accountant's audit report.

STARLIGHT FUNDING INVESTMENTS, LLC
Reconciliation of Computation of Net Capital
December 31, 2018

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2018 as filed by Starlight Funding Investments, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

STARLIGHT FUNDING INVESTMENTS, LLC
Statement Regarding Changes in Liabilities Subordinated to Claims of General Claims
December 31, 2018

No statement is required as no subordinated liabilities existed at any time during the year.

STARLIGHT FUNDING INVESTMENTS, LLC
Statement Regarding the Exemption from Reserve Requirements and Possession and Control Requirements
December 31, 2018

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

Jennifer Wray CPA PLLC
16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Starlight Funding Investments LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Starlight Funding Investments LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Starlight Funding Investments LLC claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (exemption provisions) and (2) Starlight Funding Investments LLC stated that Starlight Funding Investments LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Starlight Funding Investments LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Starlight Funding Investments LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Jennifer Wray

Sugar Land, Texas.

Feb 25, 2019

STARLIGHT FUNDING INVESTMENTS, LLC
1307 Bonita Avenue
Berkeley, CA 94709
Tel: (510) 527-6954
Fax: (510) 527-7530

Starlight Funding Investments, LLC. Assertions

Starlight Funding Investments, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception

Starlight Funding Investments, LLC.

I, Maria Dembski, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Maria Dembski, CFO

February 25, 2019